UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68789

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2020 AND ENDING 04/30/2021

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EULAV Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Times Square, Suite 1606

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mitchell Appel   212.907.1827

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP

(Name – if individual, state last, first, middle name)

1835 Market Street, 3rd Flr	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, Mitchell Appel _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EULAV Securities LLC _____, as of April 30 _____, 20 21 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



Signature

President

Title



Notary Public



MIRJANA MARDJONOVIC
Notary Public - State of New York
NO. 01MA6209608
Qualified in Westchester County
My Commission Expires 07/27/21

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EULAV SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2021



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of EULAV Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of EULAV Securities, LLC (the *"Company"*) as of April 30, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of April 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BBD, LLP

BBD, LLP

We have served as EULAV Securities, LLC's auditor since 2021.

Philadelphia, Pennsylvania
June 23, 2021

EULAV SECURITIES LLC

Statement of Financial Condition
April 30, 2021

ASSETS

Cash	$ 2,456,760
12b-1 fees and sub-transfer agency fees receivable from affiliates	684,339
Prepaid expenses and other assets	86,913
	$ 3,228,012

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	$ 932,254
Total member's equity	2,295,758
	$ 3,228,012

EULAV SECURITIES LLC

Notes to Statement of Financial Condition
April 30, 2021

NOTE A - ORGANIZATION AND TRANSACTIONS WITH AFFILIATES

EULAV Securities LLC (the "Company"), a wholly-owned subsidiary of EULAV Asset Management (the "Parent"), is a Delaware limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. It serves as the underwriter and distributor of shares of the Value Line mutual funds ("Value Line Funds").

Each of the Value Line Funds has a distribution agreement with the Company pursuant to which the Company acts as principal underwriter and sole distributor of the Value Line Funds for the sale and distribution of its shares. The Company is eligible to receive service and distribution fees under Rule 12b-1 of the Investment Company Act of 1940 from Value Line Funds managed by the Parent. The Company and certain of the Value Line Funds have agreed to waive a portion of the funds' respective Rule 12b-1 fees. The fees received by the Company from the Value Line Funds are net of any contractual fee waivers as described in Note B[3].

Certain of the Value Line Funds compensate financial intermediaries that provide sub-transfer agency and related services to investors that hold their fund shares in omnibus accounts maintained by the financial intermediaries with the Value Line Funds (see Note B[3]).

The Company claims the exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(1).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

[2] Cash:

The Company maintains all of its cash at a single major financial institution, which may at times exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash may be limited. While this represents a concentration of credit risk, management does not consider the Company to be at risk with respect to its cash.

[3] Revenues:

The revenue recognition guidance of ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company believes its performance obligation is the distribution of the Value Line Funds. Future estimates of payments are not recognized as there is significant uncertainty as to their amounts, which are dependent upon factors outside the Company's control, such as fund shareholder activity and market appreciation/depreciation. Service and distribution fees as well as Sub-transfer agency fees are recognized in the current period are primarily related to performance obligations that have been satisfied in the same period.

EULAV SECURITIES LLC

Notes to Statement of Financial Condition
April 30, 2021

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3]   Revenues: (continued)

Service and distribution fees are received solely from the Value Line Funds in accordance with service and distribution plans under Rule 12b-1 of the Investment Company Act of 1940. The plans are compensation plans, which means that the Company's fees under the plans are receivable without regard to actual expenses incurred by the Company. The Company may earn a profit under the plans. Service and distribution fees are earned on a monthly basis and calculated on the average daily net assets of the month of the respective mutual fund in accordance with each fund's prospectus and received in arrears the following month. Expenses incurred by the Company include payments to securities dealers, banks, financial institutions and other organizations (including an allocation of the Parent's expenses), that provide distribution, marketing, and administrative services with respect to the distribution of the mutual funds' shares.

Sub-transfer agency fees are received solely from the Value Line Funds in accordance with a sub-transfer agency plan approved by the Board of the Value Line Funds. The sub-transfer agency fee, which may be paid directly to the financial intermediary or indirectly via the Company, is equal to the lower of (i) the aggregate amount of additional transfer agency fees and expenses that the Value Line Funds would otherwise pay to the Value Line Funds' transfer agent, if each subaccount in the omnibus account maintained by the financial intermediary with the fund were a direct account with the fund and (ii) the amount by which the fees charged by the financial intermediary for including the fund on its platform and providing shareholder, sub-transfer agency and related services exceeds the amount paid under the fund's plan with respect to fund assets attributable to shares held by the financial intermediary in the omnibus account. Through May 2020, the amount of sub-transfer agency fees payable by the Value Line Funds to all financial intermediaries in the aggregate is subject to a maximum cap of 0.05% of each fund's average daily net assets. If the sub-transfer agency fee is paid to financial intermediaries indirectly via the Company, the Company does not retain any amount thereof and such fee otherwise reduces the amount that the Company is contractually obligated to pay to the financial intermediary.

[4]   Income taxes:

The Company, as a single member limited liability company, is a disregarded entity for federal, state and local income tax purposes and, accordingly, is not subject to federal, state, or local income taxes.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

EULAV SECURITIES LLC

Notes to Statement of Financial Condition
April 30, 2021

NOTE C - RELATED PARTY TRANSACTIONS

The Parent allocated expenses to the Company for salaries and benefits, office facilities and other administrative expenses in accordance with an expense sharing agreement. The Company and the Parent incur trade receivables and payables throughout the year. Interest is not charged on intercompany balances. As of April 30, 2021, the Company did not owe any money to its Parent for expenses pursuant to the expense sharing agreement. The 12b-1 fees and sub-transfer agency fees, as described in Note B(3), are received solely from related parties.

The Company has a history of net losses and does not expect to be profitable in the near future. The Parent intends to continue to support the Company's operations. Accordingly, the accompanying financial statements have been prepared assuming the Company will continue as a going concern.

NOTE D – FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with fair value accounting, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1: Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2: Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumption about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's assets by level within the fair value hierarchy at April 30, 2021:

	Carrying Value	Level 1	Level 2	Level 3	Total
Assets:					
Cash	$ 2,456,760	$ 2,456,760	$ -	$ -	$ 2,456,760
Receivables	684,339	-	684,339	-	684,339
Total Assets	$ 3,141,099	$ 2,456,760	$ 684,339	$ -	$ 3,141,099

EULAV SECURITIES LLC

Notes to Statement of Financial Condition
April 30, 2021

NOTE E - EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

The employees of the Company are eligible to be members of the Parent's 401(k) Plan and Profit Sharing Plan. In general, the Parent matches 100% of the first 4% and 50% of the next 2% of each eligible employee's salary for the 401(k) Plan and may at its discretion contribute to the Profit Sharing Plan.

NOTE F - NET CAPITAL

The Company is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 or one-fifteenth of aggregate indebtedness, if greater. At April 30, 2021, the Company's net capital, as defined, of approximately $1,524,000 exceeded required net capital by approximately $1,462,000 and the ratio of aggregate indebtedness to net capital was 0.61 to 1.

NOTE G – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 23, 2021, which is the date the financial statements were available to be issued and determined that no events have occurred subsequent to April 30, 2021 that warrant additional disclosure.

Markets may be impacted by negative external and /or direct and indirect economic factors such as pandemics, natural disasters, global trade policies and political unrest or uncertainties. The adverse impact of any one or more of these events on the Company could be significant and cause losses. Recently, the outbreak of respiratory disease caused by the coronavirus COVID-19 has had, and is expected to continue to have, a severely adverse impact on the economies of many nations, individual companies and the market in general. The Company cannot predict the likelihood of occurrence or the effects of similar pandemics and epidemics in the future and the Company's financial performance may be adversely affected.